MAIN STREET TRUST, INC.
Offer to Purchase for Cash Up To
1,400,000 shares of Its Common Stock

August 11, 2003

Dear Shareholder:

        We are pleased to announce our offer to purchase shares of our common stock, from you at the purchase price of $30.00 per share. Our Board of Directors has approved a repurchase of up to 1,400,000 shares of our common stock, or approximately 13.4 percent of our 10,486,250 outstanding shares, directly from our shareholders. A copy of the Offer to Purchase, which outlines the terms of this offer, is enclosed with this letter and we urge you to read it carefully.

        Main Street Trust, Inc.'s current capital base exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating our previous actions, such as the purchase by us in June 2002 of 711,832 shares in a tender offer to our shareholders, and a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our shareholders, we have determined that a repurchase of our own shares at this time would be in the best interests of our shareholders. As part of our consideration of this offer, our board of directors considered a number of alternative uses of our excess capital, such as making a special cash dividend to our shareholders and pursuing a strategic transaction such as an acquisition of or merger with another company.

        You should be aware that it is possible that at some time following the completion of this offer we may make a special cash dividend to our shareholders in amounts in excess of our recent quarterly dividends. In addition, we intend to continue to explore alternative strategic uses for our capital, both during and after this offer, which may include the acquisition of one or more bank holding companies or financial institutions. The amount of any special cash dividend we may make or the size of any strategic transaction we may pursue may depend on a number of factors, including our future financial performance and the future financial performance of our subsidiaries and the number of shares we purchase in this offer.

        If you own less than 100 shares and tender all of your shares, you will receive priority and have all of your shares purchased even if more than 1,400,000 shares are tendered.

        The offer, and the procedures you must follow if you want to tender your common shares, are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal, and related documents. No brokerage fees or commissions will be charged to you if you tender your shares.

        We encourage you to read carefully the Offer to Purchase, Letter of Transmittal, and related documents. Neither Main Street Trust nor our board of directors makes any recommendation to any shareholder whether or not to tender any shares, or at what price shares should be tendered. Directors and executive officers of Main Street Trust have indicated that they are considering tendering between 150,000 and 350,000 shares pursuant to our offer in order to diversify their individual investment portfolios. Our directors and executive officers currently own approximately 3.5 million shares.

        To assist us with this offer, we have engaged Keefe, Bruyette & Woods, Inc. to serve as our financial advisor. In addition, BankIllinois, one of our banking subsidiaries, will act as depositary and information agent in the offer. Representatives from BankIllinois may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call BankIllinois toll free at (800) 500-9891.

        Please note that the offer is scheduled to expire at 5:00 p.m., Eastern time, on September 15, 2003, unless extended by Main Street Trust. Again, we encourage you to read carefully the enclosed materials.

Thank you for your consideration.

Sincerely,

Van A. Dukeman
President and Chief Executive Officer
Main Street Trust, Inc.